SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                 AMENDMENT NO. 4
                                SCHEDULE 13E-3/A
                                 (RULE 13E-100)




                TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                SECURITIES ACT OF 1934 AND RULE 13E-3 THEREUNDER


                                  KIMMINS CORP.
                         ------------------------------
                                (NAME OF ISSUER)

                      KIMMINS CORP. AND FRANCIS M. WILLIAMS
                         ------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)


                          COMMON STOCK, $.001 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)
                                    49446V100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                               FRANCIS M. WILLIAMS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             1501 EAST SECOND STREET
                              TAMPA, FLORIDA 33605
                                 (813) 248-3878
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                         ------------------------------


       This statement is filed in connection with (check appropriate box):

     a.[X]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b.[_]The filing of a registration statement under the Securities Act of 1933.

     c.[_] A tender offer.

     d.[_] None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE


Transaction Valuation:                                   Amount of filing fee:
     $52,272                                                     $5.00

* This calculation is based upon one fiftieth of one percent multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the estimated number of shares that would otherwise be converted into fractional shares as a result of the Reverse Stock Split multiplied by $1.00. This $1.00 multiplier constitutes the estimated cash consideration to be paid per share in lieu of the issuance of any fractional shares, as determined by the greater of (i) the average closing price of Class A Stock for the twenty (20) trading days immediately preceding the initial preliminary filing of the Registrant's Proxy Statement, (ii) the average closing price of Class A Stock for the twenty (20) trading days immediately preceding the Effective Date and (iii) $1.00 per share. This price shall also be used for valuing the Class B Common Stock.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

     [_] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   Not Applicable
                  Filing Party:             Not Applicable
                  Form or Registration No.: Not Applicable
                  Date Filed:               Not Applicable

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 1. Summary Term Sheet. The material terms of this transaction are listed in the following:


o Our Board of Directors has authorized a 100-for-1 reverse stock split of our Class A Stock and Class B Common Stock (the "Reverse Stock Split"), and recommends that all shareholders approve the proposal by voting for an amendment to our Articles of Incorporation. See also the information under the caption "Summary of Reverse Stock Split Proposal" in the Proxy Statement filed contemporaneously with this schedule (throughout this schedule we refer to such proxy statement as the "Proxy Statement").

o The purpose of the Reverse Stock Split is to reduce the number of small shareholders owning fewer than 100 shares of our Class A Stock (the "Small Shareholders") which will allow these shareholders to liquidate their shares without transaction costs and to permit us to cease registration of the Class A Stock under the 1934 Securities and Exchange Act (the "1934 Act") which will allow us to reduce the costs associated with the filing and reporting requirements imposed on public companies. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.

o If the Reverse Stock Split is approved, we will probably be eligible to cease filing periodic reports with the Securities and Exchange Commission (the "SEC") and we intend to cease public registration of our Class A Stock. However, the Board has reserved the right to maintain registration, even after implementing the Reverse Stock Split, if it deems that continued registration is in the best interests of the Company and the shareholders at the time. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.

o A majority of our shareholders must vote in favor of the Reverse Stock Split for the proposal to be implemented; however, since the members of the Board have indicated their intention to vote their shares for the approval of such proposal, and such members hold or control a majority of the votes that may be cast at the Special Meeting, approval of the proposed Reverse Stock Split is assured. See also the information under the captions "Required Vote" and "Summary of Reverse Stock Split Proposal" in the Proxy Statement.

o The Reverse Stock Split will not become effective until the amendment is filed with the Florida Secretary of State's office within ten (10) business days following the proposal's approval at the Special Meeting. See also the information under the caption "Summary of Reverse Stock Split Proposal" in the Proxy Statement.

o Once the Reverse Stock Split becomes effective, you will receive one new share of Class A Stock for each 100 shares of the Class A Stock that you may own at that time and one new share of Class B Common Stock for each 100 shares of the Class B Common Stock that you may own at that time.

o For those who hold fewer than 100 shares or those who do not hold shares in an even multiple of 100 of either class, you will receive a cash payment for those shares which would otherwise be converted into a fraction of a share of the new stock. See also the information under the caption "Summary of Reverse Stock Split Proposal" in the Proxy Statement.

o The Reverse Stock Split is not expected to effect our current business plan or operations. See also the information under the caption "Conduct of the Company's Business after Reverse Stock Split" in the Proxy Statement.

o Based on our experience in prior years, direct costs incurred in connection with SEC reporting compliance are estimated at approximately $150,000 annually. Another disadvantage of public registration is the disclosure of proprietary information, including material contracts, acquisitions, growth strategies, and financial information regarding overall operations. If we cease registration of the Class A Stock, it will increase the confidentiality of this proprietary information, which we believe can be analyzed by our competitors to place us at a competitive disadvantage. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.

o You should note that there are many advantages to being a publicly-traded company, including stock value, stock liquidity, and use of our stock to raise capital or make acquisitions. In the opinion of the Board, however, the pricing trends and trading volume of the Class A Stock have not allowed us to effectively take advantage of these benefits, at least to the extent of justifying the continuing direct and indirect costs of public registration. Furthermore, the Board does not believe that there will be a significant change in this equation in the near term. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.

o Another factor which has impaired our ability to effectively take advantage of the benefits of public registration is the March 1999 delisting of our Class A Stock from trading on The New York Stock Exchange. Although the Class A Stock continues to be traded on the OTC Bulletin Board, we believe that the delisting has had detrimental effects on the trading volume and pricing of the Class A Stock, which contributes to the failure to realize some of the benefits of our continued registration of the Class A Stock under the 1934 Act. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.

o If the Reverse Stock Split is approved and we de-register the Class A Stock, it will cease to trade on the OTC Bulletin Board.

o The decision by the Board to terminate 1934 Act registration does not require shareholder approval and will not be voted on at the Special Meeting. Further, there is no assurance that the number of such shareholders will be fewer than 300 following the effective date of the Reverse Stock Split. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.

o Each member of the Board of Directors has indicated that he intends to vote in favor of the Reverse Stock Split. See also the information under the caption "Fairness of Reverse Stock Split Proposal" in the Proxy Statement.

o Our Board of Directors did not obtain an investment bank or other financial adviser to render a report or fairness opinion in connection with the Reverse Stock Split. See also the information under the caption "Fairness of Reverse Stock Split Proposal" in the Proxy Statement.


o The Board had a report provided by management to analyze the factors affecting the value of the Class A Stock. The Board also reviewed comparable transactions conducted by other companies, and reviewed our historical financial information. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.


o Based upon this report, the Board believes that the Reverse Stock Split, taken as a whole, is fair to and in the best interests of our Company and our shareholders, including unaffiliated shareholders, those shareholders who will receive a cash payment for their shares and those shareholders who will receive shares of new Class A Stock. The Board also believes that the process by which the Reverse Stock Split is to be approved is also fair. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.

o The Board considered a number of factors in determining the fairness of the Reverse Stock Split including the existing liquidity concerns of the Small Shareholders and the added administrative costs and resources involved in providing periodic reports required of public companies to such a large proportion of shareholders holding fewer than 100 shares. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.

o Even if termination of 1934 Act registration is not implemented, the Board still concluded that the elimination of the Small Shareholders is in the best interests of the Company and our shareholders, when taken as a whole. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.

o The Board did not establish an unaffiliated representative to represent the unaffiliated shareholders in determining the terms of the Reverse Stock Split because the Board concluded that there was sufficient representation in the decision-making at the Board level to protect the interests of unaffiliated shareholders. This decision was based on the fact that two of the three Board members are not controlled by, or under common control with, the Company, and these Board members are not employees of the Company. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.

o The Board determined that the Reverse Stock Split was substantively fair to all unaffiliated shareholders. In reaching this determination, the Board considered that the Small Shareholders will be allowed to liquidate their holdings in a cost-effective manner, a task that they could not otherwise accomplish since they own fewer than 100 shares of Class A Stock. See also the information under the caption "Purpose and Reasons for the Reverse Stock Split" in the Proxy Statement.

o We expect that the Reverse Stock Split should be treated as a tax-free "recapitalization" for federal income tax purposes. For those holders who receive a cash payment in lieu of fractional shares, you will need to recognize income for the difference between the amount of cash received and the portion of the aggregate tax basis in your shares of Class A Stock which was not converted. See the information under the caption "Material Federal Income Tax Consequences" in the Proxy Statement.

o There are no appraisal rights for any shareholder who dissents from approval of the Reverse Stock Split under the Company's governance documents. We have also concluded that there are no appraisal rights under Florida General Corporation law. We refer you, however, to Sections
     607.1302 and 607.0604 of the Florida Statutes which respectively prescribe the rights of shareholders to dissent and treatment of fractional shares. There may exist other rights or actions under state law for shareholders who are aggrieved by reverse stock splits generally. See also the information under the caption "Appraisal Rights; Escheat Laws" in the Proxy Statement.



Item 2.  Subject Company Information.


     (a) Name and Address. Kimmins Corp. (the "Company") is the subject company. Its principal executive office is located at 1501 E. 2nd Avenue, Tampa, Florida 33605 and its telephone number is (813) 248-3878.


     (b) Securities. The information set forth under the caption "Certain Market Information" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Trading Market and Price. The information set forth under the caption "Certain Market Information" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Dividends. None.

     (e) Prior Public Offerings. None.


     (f) Prior Stock Purchases. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


Item 3.  Identity and Background of Filing Person.


     (a) Name and  Address.  This  Schedule  is being  filed  jointly by Kimmins
Corp., the subject company, and Francis M. Williams, Chairman of the Board and Chief Executive Officer. The Company's principal executive office is located at 1501 E. 2nd Avenue, Tampa, Florida 33605 and its telephone number is (813) 248-3878. The business address and business telephone numbers for each executive officer and director is 1501 E. 2nd Avenue, Tampa, Florida 33605and its telephone number is (813) 248-3878.


     (b) Business and Background of Entities. Not applicable.

     (c) Business and Background of Natural Persons. The information required by
(1) and (2) of this item is set forth under the caption "Management" of the Proxy Statement and is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


          (3) None of the Company's executive officers or directors were convicted in a criminal proceeding during the past five years.


          (4) None of the Company's executive officers or directors were a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          (5) All of the Company's executive officers and directors are citizens of the United States.

     (d) Tender Offer. Not applicable.

Item 4.  Terms of the Transaction.


     (a) Material Terms. The information set forth under the captions "Notice of Special Meeting of Shareholders"; "Summary of Reverse Stock Split Proposal"; "Background"; "Purpose and Reasons for the Reverse Stock Split"; "Conduct of the Company's Business after the Reverse Stock Split"; "Structure of the Reverse Stock Split"; "Potential Detriments of the Reverse Stock Split Proposal to Shareholders"; "Exchange of Stock Certificates and Payment of Fractional Shares"; "Company Stock Options and Warrants"; "Appraisal Rights; Escheat Laws"; " Material Federal Income Tax Consequences"; and "Certain Effects of the Reverse Stock Split Proposal on the Company's Shareholders" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


     (c) Different Terms. None.

     (d)  Appraisal  Rights.   The  information  set  forth  under  the  caption
"Appraisal Rights; Escheat Laws" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) Provisions for Unaffiliated Security Holders. None.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions or Negotiations.

     (a) Transactions. The information set forth under footnote 3 of the Audited Financial Statements of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 is incorporated herein by reference. The information set forth under the caption "FINANCIAL AND OTHER INFORMATION" of the Proxy Statement is also incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Significant Corporate Events. Not applicable.

     (c) Negotiations or Contacts. Not applicable.

     (e) Agreements Involving the Subject Company's Securities. Not applicable.

Item 6.  Purposes of the Reverse Stock Split and Plans or Proposals.

     (b) Use of Securities Acquired. The information set forth under the caption "Exchange of Stock Certificates and Payment of Fractional Shares" of the Proxy Statement is incorporated herein by reference pursuant to General Instructions G to Schedule 13E-3.


     (c)(1)-(8) Plans. The information set forth under the captions "Purpose and Reasons for the Reverse Stock Split"; "Conduct of the Company's Business after the Reverse Stock Split"; and "Certain Effects of the Reverse Stock Split Proposal on the Company's Shareholders" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


Item 7.  Purposes, Alternatives, Reasons and Effects.

     (a) Purposes of the Reverse Stock Split. The information set forth under the caption "Purpose and Reasons for the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Alternatives. The information set forth under the captions "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Reasons. The information set forth under the caption "Purpose and Reasons for the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


     (d) Effects. The information set forth under the captions "Certain Effects of the Reverse Stock Split on the Company's Shareholders"; "Potential Detriments of the Reverse Stock Split Proposal to Shareholders"; and "Material Federal
Income Tax Consequences" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 8.  Fairness of the Transaction.

     (a) Fairness. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Factors Considered in Determining Fairness. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) Approval of Security Holders. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) Unaffiliated Representative. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e)  Approval of  Directors.  The  information  set forth under the caption
"Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (f) Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

     (a) Report, Opinion or Appraisal. See the information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement which is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

     (c) Availability of Documents. Not applicable.

Item 10.  Source and Amounts of Funds or Other Consideration.


     (a) Source of Funds. The information set forth in the subsection entitled "Financial Effect" under caption "Certain Effects of the Reverse Stock Split on the Company's Shareholders" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


     (b) Conditions. None.


     (c) Expenses. The information set forth in the subsection entitled "Financial Effect" under the caption "Certain Effects of the Reverse Stock Split on the Company's Shareholders" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


     (d) Borrowed Funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) Securities Transactions. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.


Item 12.  The Solicitation or Recommendation.

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) Recommendations of Others. The information set forth under the caption "Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 13. Financial Statements.


     (a) The information contained in the Company's Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 2001, and the Form 10-Q for the quarter ended September 30, 2002, including the financial data contained under the caption "Selected Financial Data" on page 10 of the Form 10-K/A, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. Copies of the Form 10-K/A and Form 10-Q are accompanying this proxy statement. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains information that we file electronically with the SEC.

     (b) Pro Forma Information. The transaction will not have a material effect on the Company's balance sheet, statement of income, earnings per share, ratio of earnings to fixed charges or book value per share.


     (c) Summary Information. The information set forth under the caption "FINANCIAL AND OTHER INFORMATION" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction G. to Schedule 13E-3.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The board of directors and the officers of the Company may engage in solicitation in connection with the transaction. No additional remuneration will be paid for such solicitation.

     (b) Employees and Corporate Assets. None.

Item 15.  Additional information.

     (b) Other Material Information. None.

Item 16. Exhibits.


     (a) Proxy Statement filed with the SEC concurrently with this form.


     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

     (h) Legal Opinions. None.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        FRANCIS M. WILLIAMS:

                                        /s/ Francis M. Williams
                                        ---------------------------------------



                                        February 13, 2003
                                        ---------------------------------------
                                        (Date)




                                        KIMMINS CORP.:

                                        By:/s/ Francis M. Williams
                                        ---------------------------------------
                                        Francis M. Williams
                                        Chairman and Chief Executive Officer
                                        Kimmins Corp.



                                        February 13, 2003
                                        ---------------------------------------
                                        (Date)

                                   APPENDIX A

                              ARTICLES OF AMENDMENT
                            ARTICLES OF INCORPORATION
                                       OF
                                  KIMMINS CORP.

     Pursuant to General Corporation Law of the State of Florida, the undersigned, being the Chairman of the Board of Directors of Kimmins Corp., a Florida corporation (the "Corporation"), does hereby execute these Articles of Amendment to the Articles of Incorporation of Kimmins Corp, on behalf of the Corporation, and certify as follows:

     1. The name of the corporation is Kimmins Corp. (the "Corporation").

     2. Article III of the Corporation's Articles of Incorporation is hereby deleted in its entirety, with the following substituted in its place.

     THIRD: (a) The total number of shares of capital stock which the Corporation shall have authority to issue is Three Hundred Twenty Five Thousand (325,000) shares of Class A Stock, par value $0.10 per share, One Hundred Thousand (100,000) shares of Class B Common Stock, par value $0.10 per share, and Ten Thousand (10,000) shares of Preferred Stock, par value of $0.10 per share.

          (b) The rights, preferences and limitations of each class of stock of the Corporation, as defined above, are set forth as follows:

     I.   Class A Stock and Class B Common Stock

          1. In General. The Class A Stock and the Class B Common Stock shall be of equal rank and shall be identical in all respects with the same powers, preferences and rights, and the same qualifications, limitations or restrictions thereof, except as otherwise specifically provided in the Articles of Incorporation of the Corporation or any amendment thereto.


          2. Voting. The holders of Class A Stock and Class B Common Stock shall each be entitled to one vote for each share held of record on all matters to be voted on by shareholders, and the Class A Stock and Class B Common Stock shall vote together as one class, except as otherwise provided by law. All voting shall be on a non-cumulative basis. Each time that the Conversion Rate, as such term is defined in
          Section 5 hereof, is adjusted, the number of votes which a single share of Class B Common Stock is entitled or will be entitled to cast, upon issuance thereof, shall be similarly adjusted (rounded to the next higher whole number of votes).


          3. Dividends. Subject to provisions of law and the rights of the Preferred Stock and any other class or series of stock having a preference over the Class A Stock then outstanding, cash dividends may be paid on the Class A Stock as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor. No cash dividends, however, may be declared on the Class B Common Stock. Any dividends issued in the form of stock or distributions of assets, tangible or intangible, would also be issued at the same rate on the Class B Common Stock as the Class A Stock.

          4. Liquidation and Dissolution. In the event of any dissolution, liquidation or winding-up of the affairs of the Corporation, after payment or provisions for payment of the debts and other liabilities of the Corporation, and after payment or distribution to the holders of Preferred Stock of the full amount to which they are entitled, the remaining assets of the Corporation shall be distributed among the holders of Class A Stock and the Class B Common Stock in one or more steps which shall constitute, in the aggregate, a single distribution in accordance with the following (the "Liquidation Preference"):

          (a) First the holders of Class A Stock shall be entitled to receive the sum of nine hundred dollars ($900.00) per share; and

          (b) Next, the holders of the Class B Common Stock shall be entitled to receive the sum of nine hundred dollars ($900.00) per share; and

          (c) Last, the balance of the remaining assets shall be distributed among the holders of the Class A Stock and the Class B Common Stock, without preference or priority of one class of stock over the other, with the amount of such balance to be distributed in respect of each share of Class A Stock to be equal to the amount to be distributed in respect of each share of Class B Common Stock.


     Any such distribution on the Class A Stock and the Class B Common Stock under this clause (c) shall be declared concurrently and shall be payable on the same date to shareholders of record as of the same record date. A consolidation or merger of the Corporation shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph.


     5. Conversion.

          (a) (i) The holders of Class B Common Stock shall have the right, at their option, to convert their shares of Class B Common Stock into Class A Stock in the amounts and subject to the conditions hereinafter set forth.

          (ii) For each fiscal year of the Corporation, the holders of the shares of the Class B Common Stock shall have the right to convert, on the basis set forth in clause (e) below, the number of shares of Class B Common Stock resulting from the following calculation into shares of Class A
     Stock: if the quotient of the net earnings (determined in accordance with clause (f) below) divided by the sum of (i) the number of shares of Class A Stock actually outstanding at the end of such fiscal year plus (ii) 62.50, is equal to or greater than the Adjusted Threshold Amount (which, subject to adjustment as hereinafter provided, shall be ($8,400.00 prior to the year ended December 31, 1998, $10,500.00, as adjusted) per share, then up to an aggregate of 62.50 shares of Class B Common Stock can, at the election of the holder or holders thereof, be so converted ("Conversion Amount"). This calculation shall be repeated for the next fiscal year, using as the Adjusted Threshold Amount the last Adjusted Threshold Amount which resulted in convertibility of shares plus $2,100.00. If, for any fiscal year, such quotient does not equal or exceed the applicable Adjusted Threshold Amount, no shares may be converted for that fiscal year, in which case the calculation for the following fiscal year shall use (a) the Adjusted Threshold Amount in effect for the last calculation that did not result in the convertibility of shares and (b) the number of shares of Class A Stock actually outstanding at the end of the fiscal year for which the calculation is made plus 6,250. Notwithstanding the foregoing, if in any fiscal year the Corporation has net earnings (as determined in accordance with clause (f) below) per share of Class A Stock (determined by dividing net earnings for such fiscal year by the sum of (i) the number of shares of Class A Stock actually outstanding at the end of such fiscal year and (ii) the number of shares of Class A Stock issuable upon conversion of all Class B Common Stock then remaining outstanding), equal to or greater than $14,400.00 ("Total Conversion Earnings"), then the holders of the shares of Class B Common Stock shall have the right to convert all of such shares of Class B Common Stock then remaining outstanding into shares of Class A Stock.

     The Adjusted Threshold Amount, the Total Conversion Earnings, and the Conversion Amount (as each may be adjusted from time to time as provided herein) shall each be adjusted, proportionately, in the event of any adjustment to the Class B Common Stock in accordance with clause (g) of this Section 5.

          (b) All shares of Class B Common Stock electing to convert shall be converted based on the date of issuance thereof, such that the earliest issued shares of Class B Common Stock shall be converted first.

          (c) The effective date for conversion for each fiscal year for which the holders of Class B Common Stock shall be entitled to convert Class B Common Stock into Class A Stock (the "Conversion Date") shall be fixed by resolution of the Board of Directors within 120 days after receipt by the Corporation of the determination of net earnings for said fiscal year by its independent public accountants in accordance with clause (f) below.

          (d) For each fiscal year in which holders of Class B Common Stock are entitled to convert said shares in accordance with clause (a) above, notice of the right to convert said shares, in a form approved by the Board of Directors, shall be given by mailing such notice, first class mail, postage prepaid, not less than 30 nor more than 60 days prior to the Conversion Date to each holder of record of shares entitled to be converted at his address as the same shall appear on the books of the Corporation. Each such notice shall (i) specify the Conversion Date and the manner in which the certificates of Class B Common Stock are to be exchanged for certificates of Class A Stock, (ii) state the net earnings per share for such fiscal year determined in accordance with clause (f) below, and (iii) state the maximum number of shares of Class B Common Stock held by such record holder which are convertible for such fiscal year. Failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the proceedings for such conversion except as to the holder to whom the Corporation has failed to mail said notice or except as to the holder whose notice or mailing was defective. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not received by the holder.

          (e) The shares of Class B Common Stock shall be convertible into fully paid and non-assessable shares of Class A Stock on the basis of one share of Class A Stock for each share of Class B Common Stock surrendered.

          (f) The "net earnings" of the Corporation in any fiscal year of the Corporation shall be (A) the net income of the Corporation for such fiscal year, less (B) the aggregate amount of dividends accrued in such fiscal year upon the outstanding shares of Preferred Stock and any other class of capital stock of the Corporation entitled to preference in the distribution of dividends vis-a-vis the shares of Class A Stock of the Corporation. All calculations provided for herein, and all determinations of "net earnings," shall be made by the firm of independent public accountants selected by the Board of Directors (who may be the regular auditors employed by the Corporation) in accordance with the definitions set forth herein and generally accepted accounting principles, such calculations and determinations to be final, binding and conclusive upon all persons whomsoever.

          (g) The Adjusted Threshold, Liquidation Preference, Conversion Amount, and the Total Conversion Earnings provided herein (collectively, "Factors") shall be subject to the following adjustments:


               (i) If the Corporation shall declare and pay to the holders of shares of Class A Stock a dividend payable in shares of Class A Stock, the Conversion Amount in effect immediately prior to the record date fixed for the determination of shareholders entitled to such dividend shall be proportionately increased, and the Liquidation Preference, Total Conversion Earnings and the Adjusted Threshold rates in effect immediately prior to the record date fixed for the determination of shareholders entitled to such dividend shall be proportionately decreased, such adjustment to become effective immediately after the opening of business on the day following the record date for the determination of shareholders entitled to receive such dividend.


               (ii) If the Corporation shall subdivide the outstanding shares of
          Class A Stock into a greater number of shares of Class A Stock or combine the outstanding shares of Class A Stock into a lesser number shares, or issue by reclassification of its shares of Class A Stock any shares of the Corporation, all of the Factors in effect immediately prior thereto shall be adjusted so that all computations required by this Section 5 after the happening of any of the events described above shall be made as if such shares of Class B Common

          Stock had been converted immediately prior to the happening of such event, with such adjustment to become effective immediately after the opening of business on the day following the day upon which such subdivision, combination or reclassification, as the case may be, becomes effective.

               (iii) If the Corporation shall be consolidated with or merge into any other corporation, proper provisions shall be made as part of the terms of such consolidation or merger, whereby the holders of any shares of Class B Common Stock at the time outstanding immediately prior to such event shall thereafter be entitled to such conversion rights, with respect to securities of the Corporation resulting from such consolidation or merger, as shall be substantially equivalent to the conversion rights herein provided for.

               (iv) No adjustment in any Factor shall be required unless such adjustment would require an increase or decrease of at least one-half of one percent of such Factor, provided that adjustments which by reason of this clause (iv) are not made shall be carried forward and taken into account in the determination as to whether any subsequent adjustments are to be made. All calculations under this paragraph (g) shall be made to the nearest one thousandth (1/1000) of a share.


               (v) The adjustments outlined in g(i) through g(iv) above are not exclusive and are not intended to limit the adjustments that may be required, in the sole judgment of the Board of Directors of the Corporation, in order to maintain the proportionality between Class A Stock and Class B Common Stock which exists at the date hereof. Paragraphs g(i) through g(v) shall not in any manner limit the Corporation's ability to issue new stock or otherwise raise additional capital.


               (vi) In the event of any taxable or non-taxable distribution of assets, tangible or intangible, owned by the Corporation, the Liquidation Preference will be reduced proportionately by the per share value, based on the number of all outstanding shares of Class A Stock and Class B Common Stock, of the assets distributed. For purposes of this clause (vi), such value shall equal the average closing price of the security representing equity ownership of the entity holding such assets immediately following such distribution on the market on which such security is traded during the next thirty
          (30) trading days following the date of such distribution; provided, however, that if such market price is not ascertainable because such security is not publicly traded or for any other reason, then the Board of Directors of the Corporation shall cause an independent valuation of such assets to be performed, the result of which shall be final as to the determination of such value.

          (h) No fractional share of Class A Stock or scrip representing fractional shares of Class A Stock shall be issued upon any conversion of shares of Class B Common Stock, but in lieu thereof there shall be paid an amount in cash equal to the applicable fraction of the current market price (as hereinafter defined) of a whole share of Class A Stock as of the day of conversion determined as provided in paragraph (i) below.


          (i) For purposes of paragraph (h) of this Section 5, the current market price of a share of Class A Stock as of any day shall be based on the closing price of the security as reported by the New York Stock Exchange (the "NYSE") on the most recent preceding day for which such quotations were reported by the NYSE; if the fair market value of the Class A Stock cannot be thus determined, the current market price shall be such price as the Board of Directors shall in good faith determine.


          (j) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Stock, solely for the purpose of effecting the conversion of Class B Common Stock in accordance with the terms hereof, the full number of whole shares of Class A Stock then issuable upon the conversion of all shares of Class B Common Stock at the time outstanding.

          (k) Anything contained herein to the contrary notwithstanding, no adjustments in the number of shares of Class A Stock issuable upon conversion of any shares of Class B Common Stock as set forth in this section shall be made by reason of or in connection with the issuance and sale of shares of Class A Stock by the Corporation for cash or the sale or issuance to employees of the Corporation, or of a subsidiary or an entity owning more than 50% of the outstanding Class A Stock of the Corporation, of Class A Stock of the Corporation or of options to purchase Class A Stock of the Corporation, pursuant to a plan adopted by the Board of Directors of the Corporation and approved by shareholders.


          (l) In the event (i) that an independent third party makes a bona fide offer to purchase any subsidiary or operating division of the Corporation or a portion thereof, which purchase, if consummated, would cause the net earnings of the Corporation for the applicable fiscal year to equal or exceed the then applicable Adjusted Threshold Amount (where such Adjusted Threshold Amount would not be achieved in the absence of such transaction) and (ii) the Board of Directors determines not to approve such transaction, then at the request of a majority in interest of the Class B Common Stock the Board of Directors of the Corporation shall effect the conversion of all Class B Common Stock then outstanding into Class A Stock in accordance with the provisions of Section 5(a)(ii) hereof.

          (m) In the event that (i) an independent valuation of any subsidiary or operating division of the Corporation is performed, the results of which are such that a sale of such subsidiary or division would, if consummated, cause the net earnings of the Corporation for the applicable fiscal year to equal or exceed Total Conversion Earnings (and where Total Conversion Earnings would not be achieved in the absence of such sale), and (ii) the Board of Directors of the Corporation determines not to approve such transaction, then at the request of a majority in interest of the Class B Common Stock the Board of Directors of the Corporation shall effect the conversion of all Class B Common Stock then outstanding into Class A Stock in accordance with the provisions of Section 5(a)(ii) hereof.

     II. Preferred Stock

     The Preferred Stock may be issued from time to time in one or more series, with such distinctive designations as may be stated in the resolution or resolutions providing for the issue of such stock from time to time adopted by the Board of Directors. The resolution or resolutions providing for the issue of shares of a particular series shall fix, subject to applicable laws and provisions of Article THIRD hereof, the designations, rights, preferences and limitations of the shares of each such series. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

          (a) The number of shares constituting such series, including the authority to increase or decrease such number, and the distinctive designation of such series;

          (b) The dividend rate of the shares of such series, whether the dividends shall be cumulative and, if so, the date from which they shall be cumulative, and the relative rights of priority, if any, of payment of dividends on shares of such series;

          (c) The right, if any, of the Corporation to redeem shares of such series and the terms and conditions of such redemption;

          (d) The rights of the holders of the shares of such series in case of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation or upon any distribution of the assets of the Corporation, and the relative rights of priority, if any, of payment of shares of such series;

          (e) The voting power, if any, for such series and the terms and conditions under which such voting power may be exercised;

          (f) The obligation, if any, of the Corporation to retire shares of such series pursuant to a retirement or sinking fund or funds of a similar nature or otherwise, and the terms and conditions of such obligation;

          (g) The terms and conditions, if any, upon which shares of such series shall be convertible into or exchangeable for shares of stock of any other class or classes or of any other series of the same class of stock of the Corporation, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any; and

          (h) Any other rights, preferences or limitations, qualifications or restrictions of the shares of such series.


     III. The Corporation reserves the right to increase or decrease its authorized capital stock, or any class or series thereof, and to reclassify the same, and to amend, alter, change or repeal any provision contained in the Articles of Incorporation under which the Corporation is organized or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon shareholders in said Articles of Incorporation or any amendment thereto are granted subject to the aforementioned reservation.

     3. Upon the effectiveness of the foregoing amendment, (i) each 100 outstanding shares of Class A Stock of the Corporation, par value $.001, shall be combined into one share of Class A Stock of the Corporation, par value $.10, and (ii) each 100 outstanding shares of Class B Common Stock of the Corporation, par value $.001, shall be combined into one share of Class B Common Stock of the Corporation, par value $.10. Outstanding shares of Class A Stock and Class B Common Stock, each with a par value of $.10, which would otherwise be respectively converted into a fractional share of Class A Stock or Class B Common Stock of the Corporation, each with a par value of $0.10, will be cancelled, with the holders of such shares receiving cash payment equal to such share's fair value as determined in the good faith judgment of the Corporation's Board of Directors.


     4. The date of adoption of the resolution approving the combination of shares of this Corporation set forth in the foregoing amendment is March ___, 2003.



     5. The foregoing amendment was required to be approved by the shareholders of the Corporation and the number of votes cast for the amendment by the shareholders was sufficient for approval in accordance with Florida General Corporation Law.


     IN WITNESS WHEREOF, the undersigned Chairman of the Board of Directors of the Corporation has caused these Articles of Amendment to the Articles of Incorporation of Kimmins Corp., as of this ____ day of __________, 2003.


                                      KIMMINS CORP.



                                      ____________________________________
                                      Francis M. Williams,
                                      Chairman and Chief Executive Officer


_________________________________
ATTEST:

Joseph M. Williams
Assistant Secretary

[CORPORATE SEAL]

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